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                        April 2, 2024

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Zheng Nan
       Chief Executive Officer
       Webus International Ltd.
       25/F, UK Center, EFC, Yuhang District
       Hangzhou, China 311121

                                                        Re: Webus International
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 10,
2023
                                                            File No. 333-269684

       Dear Zheng Nan:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

               If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                        Sincerely,
 Zheng Nan
Webus International Ltd.
April 2, 2024
Page 2
                                                Division of Corporation Finance
                                                Office of Energy &
Transportation
FirstName LastNameZheng Nan
cc:
Comapany  Cogency  Global Inc.
               NameWebus   International Ltd.
          CERTIFIED
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          RETURN RECEIPT REQUESTED
FirstName LastName